October 7, 2005




Mr. Thomas J. Cunningham
Secretary, Treasurer, Chief Financial Officer
Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, CA  93309


	Re:	Tri-Valley Corporation
		Form 10-K/A for the Fiscal Year Ended December 31, 2004
Filed September 20, 2005
      File Number 1-31852
		Response Letter Dated September 20, 2005

Dear Mr. Cunningham:

      We have reviewed your filings and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.


Form 10-K/A for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statement

Note 13 - Subsequent Events

1. After reviewing the reserves report prepared by Stan Brown it appears that the 22.7 million barrels of proved reserves in the report are too high. According to Rule 4-10(a) of Regulation S-X, proved undeveloped reserves may only be attributed to wells directly offsetting a well that has shown to be productive. It appears that proved reserves were attributed to large amounts of acreage that are beyond productive wells. The definition of proved undeveloped reserves states that reserves can only be attributed to acreage beyond a direct offset where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.
Please revise your document to only disclose as proved, those undeveloped reserves that are direct offsets from wells that have demonstrated to be productive, provided the offsetting acreage has not been previously drained and provided that management has sanctioned the project including drilling the wells, installing the necessary steam generators and infrastructure and purchasing natural gas to fuel the generators. Reserves that do not qualify as proved reserves may be determined to be proved in the future as the drilling program progresses and you demonstrate the new wells be productive. The full cost of the project including the cost to purchase natural gas should be disclosed. In addition, the costs and economics should include the approximately $1 million estimate for emission credits that will have to be purchased in order to meet Ventura County`s emission standards.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.


You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering matters. Please contact me at
(202)
551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director



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Mr. Thomas J. Cunningham
Tri-Valley Corporation
October 7, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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